

Mail Stop 3030

April 30, 2009

Via Facsimile and U.S. Mail

Mr. James Boyd
Chief Financial Officer
Silicon Storage Technology, Inc.
1171 Sonora Court
Sunnyvale, California 94086

> **Re:** **Silicon Storage Technology, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 0-26944**

Dear Mr. Boyd:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition, page 32

Gross Profit, page 37

1.   We note that sales on impaired inventory affected your 2007 gross margins. Please
        revise your discussion here in future filings to clearly quantify the impact of sales of
        previously written down inventory on your gross profit margin for each period.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page 72

Investments in Variable Interest Entities, page 77

2.   We note from your disclosures that you are not the primary beneficiary of any variable
        interest entities (VIEs). For any significant variable interests you hold in which you are
        the not primary beneficiary, please provide all of the disclosures required by paragraph
        24 of FIN 46(R). In this regard, while we note disclosures in Note 16 on page 100
        regarding equity method investments, it is not clear which entities listed here have been
        identified as variable interest entities.

Product Revenue Recognition, page 78

3.   We note that you defer recognition of revenues, costs of revenues and gross profits for
        certain sales to distributors until the product is sold by the distributor. Please revise
        future filings to clearly describe how you present the deferred revenues and deferred
        costs of revenues in your consolidated balance sheets. If you record both the deferred
        revenues and the deferred costs together in one line item on the balance sheet, revise
        future filings to clearly disclose the components of the net deferred balance.

Note 2 – Available-for-Sale Investments, page 80

4.   If material, please revise future filings to provide all of the disclosures required by 21 of
        SFAS 115.

Note 12 – Impairment of Investments, page 94

5.   We note that you recorded material other than temporary impairments of your investment
        in GSMC during the three year period ended December 31, 2008. Please tell us and
        revise future filings to discuss the specific impairment indicators that you consider in
        evaluating your investment in GSMC. Additionally please revise future filings to
        disclose your valuation methodology and any significant assumptions you used in
        determining the fair value of your investment in GSMC.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief